PENNTEX MIDSTREAM PARTNERS, LP

11931 Wickchester Ln., Suite 300

Houston, TX 77043

September 30, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom Division of Corporation Finance

Re:	PennTex Midstream Partners, LP

Draft Registration Statement on Form S-1

Submitted August 27, 2014

CIK No. 0001617798

Ladies and Gentlemen:

This letter sets forth the responses of PennTex Midstream Partners, LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 24, 2014 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted by the Partnership on August 27, 2014 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Partnership has publicly filed a Registration Statement on Form S-1 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that, to date, neither the Partnership nor anyone on the Partnership’s behalf has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Partnership further advises the Staff that, to the best of its knowledge, to date, there have been no research reports about the Partnership that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in the offering. To the extent the Partnership (or anyone on the Partnership’s behalf) presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or becomes aware of any research reports about the Partnership that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, the Partnership will supplementally provide the Staff with copies of such written communication or research reports, as the case may be.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Response: The Partnership acknowledges the Staff’s comment and will submit under separate cover copies of the graphical materials and artwork that the Partnership intends to use in the printed version of the prospectus. Further, to the extent we include any additional graphical materials or artwork in subsequent filings, we will provide those to the Staff supplementally.

3.	With respect to all third-party statements in your prospectus—such as statements by the EIA—please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering. In addition, please define EIA where first used.

Response: The Partnership acknowledges the Staff’s comment and will submit under separate cover copies of the relevant portions of the sources cited in our prospectus. To expedite the Staff’s review, the Partnership has clearly marked each source to highlight the applicable portion or section containing the information on which the Partnership relies and have included cross references to the appropriate disclosure in the prospectus. The Partnership has not funded, nor is the Partnership affiliated with, any of the studies or reports cited in the prospectus. The information sourced is available to the public without cost through the United States Energy Information Administration website (www.eia.gov). In addition, the Partnership has defined “EIA” where first used on page 85 of the Registration Statement.

4.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Response: The Partnership acknowledges the Staff’s comment and will provide in a timely manner any omitted disclosure that has not been omitted pursuant to Rule 430A, including all the information required with respect to offering price, underwriting discounts and the number of common units, in future amendments to the Registration Statement.

5.	Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from FINRA confirming that FINRA has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

Response: The Partnership acknowledges the Staff’s comment and will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has completed its review and has no further concerns with respect to the underwriting terms and arrangements prior to effectiveness of the Registration Statement.

6.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinion, and underwriting agreement, as well as other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness. Please see Item 601 of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and will file any omitted exhibits required by Item 601 of Regulation S-K in a timely manner and update the disclosure as necessary in future amendments to the Registration Statement.

Summary, page 1

Overview, page 1

7.	Please clarify, here and elsewhere in your prospectus, the anticipated timeframe in which you expect to acquire, pursuant to the respective rights of first offer, each of (i) any midstream assets currently owned, acquired or developed in the future within the Area of Mutual Interest from PennTex JV and (ii) parent’s 98.5% interest in PennTex Permian, or state explicitly that you currently do not know when or if you will acquire such interests.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 3, 6, 85, 104 and 109 of the Registration Statement to address the Staff’s comment.

Our Relationships with NGP and PennTex Development, page 5

8.	Please disclose, in this section or in another subheading in the prospectus summary, the amount that NGP will receive in conjunction with this offering, including all cash distributions, any payment, compensation, or the value of any equity that NGP or its directors or executive officer received or will receive in connection with the offering. Please also clarify if the directors and executive officers of PennTex Development have received or will receive any compensation or other payment in connection with the offering.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 5 and 108 of the Registration Statement to disclose the Partnership’s expectation that NGP and its directors will not directly receive any net proceeds from this offering, or any other payment, compensation or equity interests in us in connection with this offering. However, we expect to make a cash distribution to PennTex Development with a portion of the net proceeds, and NGP may indirectly receive such proceeds as a result of its 95.3% ownership interest in PennTex Development.

In addition, the Partnership is considering compensation arrangements for its non-management directors and executive officers, including whether any equity award grants will be made in connection with the closing of the offering. Currently, all of our executive officers are also officers of PennTex Development, and we expect that, in addition to our independent directors, our board will consist of 7 members who are also officers and/or directors of NGP and PennTex Development. To the extent any cash, equity or other compensation is to be provided to these individuals in connection with this offering, the Partnership will update the disclosure in the Registration Statement accordingly.

Risk Factors, page 12

9.	In light of the presentation of your competitive strengths on pages 8-9, please balance that disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you, as well as the risks of making an investment in your common units. In this regard, we note your cross reference to your risk factors on page 12.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 8, 9,12 and 13 of the Registration Statement to address the Staff’s comment.

Risk Factors, page 20

Risks Related to Our Business, page 20

We do not own all of the land on which our pipelines and facilities. . ., page 29

10.	Please disclose whether you currently own any of the land on which your midstream systems have been constructed, and quantify the percentage of any such land that you own.

Response: The Partnership acknowledges the Staff’s comment and has revised page 30 of the Registration Statement to clarify that the Partnership does not own any of the land on which its midstream systems are being constructed.

Risks Inherent in an Investment in Us, page 34

Ongoing cost reimbursements due to our general partner and its affiliates. . . , page 35

11.	Please briefly describe and quantify the general partner’s expenses that must be paid. We note your reference to such reimbursements on pages 86 and 131; however, it does not appear that these expenses are discussed here. Refer to Securities Act Release No. 33-6900.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 35 and 36 of the Registration Statement to address the Staff’s comment.

Our Cash Distribution Policy and Restrictions on Distributions, page 52

Estimated Cash Available for Distribution through March 31, 2016, page 56

12.	Please disclose that the partnership has not provided a historical table of pro forma cash available for distribution for the last year and trailing twelve months since you have not and do not intend to commence operations prior to the formation transactions and PennTex JV’s contribution of assets and related contracts and agreements at the closing of the offering.

Response: The Partnership acknowledges the Staff’s comment and has revised page 56 of the Registration Statement to address the Staff’s comment.

13.	We note your disclosure that you expect cash generated from operations for the quarter ending March 31, 2015 to be less than the amount needed to pay the full minimum quarterly distribution. Please revise your disclosure to clarify, if true, that you also expect cash generated from operations to be less than the amount needed to pay the December 31, 2014 distribution and include the shortfall.

Response: The Partnership acknowledges the Staff’s comment and has revised page 56 of the Registration Statement to address the Staff’s comment.

14.	We note the most recent period of meaningful historical financial statements included within the filing is from inception, March 17, 2014, through June 30, 2014. Please explain whether there are any events that have occurred or are expected to occur during the period from July 1, 2014 to January 1, 2015 that would materially change projected operating results and estimated cash available for distribution.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that, to the Partnership’s knowledge, no events have occurred or are expected to occur during the period from July 1, 2014 to January 1, 2015 that would materially change projected operating results and estimated cash available for distribution from the amounts presented in the Registration Statement. In addition, in the event the Partnership requests effectiveness of the Registration Statement after the staleness date associated with second quarter 2014 financial statements, the Partnership expects to update the financial statements included in the Registration Statement to include financial information as of and for the period ending September 30, 2014.

Notwithstanding the foregoing, the Partnership refers the Staff to the existing disclosure provided in “Risk Factors—Because we have a limited operating history and have not generated any revenues or operating cash flows, you may have difficulty evaluating our ability to pay cash distributions to our unitholders and our ability to successfully implement our business strategy” and “—We are currently constructing our initial assets and, if we experience any construction delays or cost increases or are unable to complete the construction of our initial assets, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be adversely affected.” These risk factors identify for prospective investors certain risks specific to a partnership with a limited operating history and assets under development, which may exacerbate unforeseen events that materially affect projected operating results and estimated cash available for distribution.

Assumptions and Considerations, page 59

Volumes and Revenues, page 60

15.	Please tell us your consideration of disclosing the fee charged for firm capacity reservations and the interruptible-service fixed fee used to estimate revenues attributable to the minimum volume commitments and interruptible capacities.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that it will submit a confidential treatment request for the Staff’s consideration with respect to the fees charged for firm capacity reservations and the interruptible-service fixed fees contained in its commercial agreements with WildHorse Resources when the Partnership files such agreements in a future amendment to the Registration Statement.

Operations and Maintenance Expense, page 63

16.	We note that your estimate of operations and maintenance expense is based on management’s extensive experience in managing similar operations. Please expand your disclosure to describe management’s extensive experience and whether the estimated expenses are based on expenses incurred in similar operations conducted by affiliates. Please also disclose your assumptions for the quarter ended March 31, 2015.

Response: The Partnership acknowledges the Staff’s comment and has revised page 63 of the Registration Statement to address the Staff’s comment.

Depreciation and Amortization, page 63

17.	Please disclose the estimated cost of property and equipment at March 31, 2015 and 2016 and the estimated useful lives of the assets in estimating depreciation and amortization expense.

Response: The Partnership acknowledges the Staff’s comment and has revised page 64 of the Registration Statement to address the Staff’s comment.

General and Administrative Expenses, page 63

18.	Please expand your disclosure to describe the basis for your estimate of direct expenses, including the assumptions for the quarter ended March 31, 2015. In addition, tell us your consideration of disclosing the assumptions and basis for estimated taxes, other than income taxes.

Response: The Partnership acknowledges the Staff’s comment and has revised page 64 of the Registration Statement to address the Staff’s comment, including to disclose the assumptions and basis for estimated taxes, other than income taxes.

Financing, page 64

19.	Please disclose the interest rate, commitment fees and assumed origination fees incurred in connection with the revolving credit facility and the basis for the assumptions. Please also disclose the significant covenants and terms of the credit facility and the basis for the assumptions.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that it is currently negotiating the terms of its proposed revolving credit facility with potential lenders and that it expects to finalize those terms prior to the closing of the offering. The Partnership will update the disclosure in future amendments to the Registration Statement to reflect the material terms of the revolving credit facility, including the interest rate, commitment fees and assumed origination fees to be incurred in connection with the revolving credit facility, as well as the significant covenants and terms thereof, once those terms have been agreed to by the parties.

Management’s Discussion and Analysis, page 82

Revolving Credit Facility, page 88

20.	Please include a summary of the key terms of the credit facility you intend to enter into in connection with the closing of your offering.

Response: The Partnership acknowledges the Staff’s comment and respectfully refers the Staff to its response with respect to Comment 19. The Partnership will update the disclosure in future amendments to the Registration Statement to reflect the key terms of the revolving credit facility once those terms have been agreed to by the parties.

Working Capital, page 89

21.	Please revise your disclosure to further clarify how you plan to meet your liquidity needs for the next 12 months. In this regard, we note the staggered projected in-service dates for your initial assets, as well as the expected changing nature of your working capital needs throughout the construction and operationalization of your assets.

Response: The Partnership acknowledges the Staff’s comment and has revised page 89 of the Registration Statement to address the Staff’s comment.

Business, page 103

Our Contractual Arrangements with Memorial Resource, page 106

Natural Gas Processing, page 106

22.	Regarding Memorial Resource’s right to terminate the processing agreement if the Lincoln Parish Pipeline is not operational by November 1, 2015, please disclose the material terms of the conditions to which the right is subject.

Response: The Partnership acknowledges the Staff’s comment and has revised page 107 of the Registration Statement to address the Staff’s comment.

Our Assets, page 111

PennTex Gathering Pipeline, page 111

23.	Here and elsewhere in your prospectus, as appropriate, please provide further details regarding the expected acquisition of 13 miles of the PennTex Gathering Pipeline from an affiliate of DCP Midstream, including the expected cost and timing of such acquisition. Please also provide further details regarding the completion of such pipeline if you are not able to timely complete such acquisition.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 111 and 112 of the Registration Statement to address the Staff’s comment.

24.	Please provide further details regarding the timing of the completion of the “new 10.7-mile pipeline to be constructed, owned and operated by DCP Midstream that will connect to DCP Midstream’s Minden Plant,” as well as any cost to you of the construction and maintenance of such pipeline and any impact of such pipeline on your business and results of operations.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 28, 29, 111 and 112 of the Registration Statement to address the Staff’s comment.

Certain Relationships and Related Transactions, page 130

Distributions and Payments to Our General Partner and Its Affiliates and MRD WHR LA, page 130

Operational Stage, page 130

25.	Please quantify to the extent possible, in this section and elsewhere as applicable, the direct and indirect expenses to which your general partner and affiliates, including PennTex Development, will be entitled to reimbursement prior to determining the amount of cash you have available for distributions.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 131 and 132 of the Registration Statement to address the Staff’s comment.

Financial Statements, page F-1

26.	We understand that MRD WHR LA and WildHorse Resources, LLC (Resources) will be your primary customers for the quarter ended March 31, 2015 and twelve months ended March 31, 2016, and will be the source of a majority or substantial portion of your revenues. As such, it appears that you should provide the financial statements of Resources to reasonably inform investors about your financial position, results of operations and cash flows. Please provide the financial statements of Resources or tell us why you believe the financial statements would not provide information to inform investors of the ability of Resources to meet its obligations under the gas gathering and transportation agreements.

Response: The Partnership acknowledges the Staff’s request and respectfully requests that the Staff permit the omission of the financial statements of MRD WHR LA Midstream LLC (“MRD WHR LA”) and WildHorse Resources, LLC (“WildHorse Resources”) from the Registration Statement for the reasons set forth below.

MRD Holdco LLC owns (i) a 70% membership interest indirectly in MRD WHR LA (which in turn owns a 37.5% membership interest in PennTex North Louisiana, LLC (“PennTex JV”), which will contribute our initial assets to us in connection with our proposed offering), and (ii) a majority interest in Memorial Resource Development Corp. (“Memorial Resource”). Memorial Resource is a publicly traded company that owns a 100% membership interest in WildHorse Resources, which operates Memorial Resource’s interests in the Terryville Complex.

MRD WHR LA. Upon the closing of the offering, the Partnership will enter into several commercial agreements with WildHorse Resources as set forth in the Registration Statement; however, the Partnership will not enter into any commercial agreements with MRD WHR LA and does not expect to enter into any such agreements with MRD WHR LA during the forecast period. Accordingly, the Partnership does not believe it is necessary or meaningful to provide any financial statements relating to MRD WHR LA in the Registration Statement.

WildHorse Resources. Our request to omit the financial statements of WildHorse Resources has three bases. First, Memorial Resource does not make publicly available financial statements for WildHorse Resources on a stand-alone basis. Instead, Memorial Resource provides historical financial information for its two reportable segments: (1) the MRD Segment, which reflects the combined operations of (a) Memorial Resource, (b) MRD Resource Development LLC, which has merged with and into MRD Operating LLC (“MRD LLC”), (c) WildHorse Resources and its previous owners and (d) Memorial Production Partners GP LLC and (2) the MEMP Segment, which reflects the combined operations of Memorial Production Partners LP, a publicly traded master limited partnership (“MEMP”), its previous owners and historical dropdown transactions that have occurred between MEMP and MRD LLC. We believe that providing the full financial statements of Memorial Resource would likely confuse or mislead investors because they will not be able to identify easily the financial information relating to WildHorse Resources. Additionally, Memorial Resource’s total revenues and Adjusted EBITDA have been positively affected by the performance of the MEMP Segment that is unrelated to our business (for example, according to Memorial Resource’s Form 10-Q for the Quarter Ended June 30, 2014, the MEMP Segment contributed approximately 52% of Memorial Resource’s total revenues and 44% of total Adjusted EBITDA). We believe that there is a material risk of investors relying too heavily on the financial information of Memorial Resource as a whole, including the positive performance of the MEMP Segment, which may not necessarily be indicative of WildHorse Resources’ performance. Consequently, we believe that the potential for investors to be misled by the inclusion of Memorial Resource’s financial statements in the Registration Statement far outweighs any benefit to investors.

Second, the Partnership does not have a contractual right to compel Memorial Resource to produce separate financial statements for WildHorse Resources. The Partnership believes it would be unduly burdensome for Memorial Resource to incur the financial expense and expend the time and effort required to produce separate financial statements for WildHorse Resources solely for purposes of this offering, and the Partnership has no means to compel Memorial Resource to do so.

Third, the Partnership believes the existing disclosure in the prospectus is sufficient to provide investors with a reasonable basis to determine whether WildHorse Resources will be able to satisfy its obligations under its commercial agreements with us, as well as the risks the Partnership face if WildHorse Resources fails to satisfy such obligations. We believe that the historical and expected operational performance of WildHorse Resources in the Terryville Complex, as well as Memorial Resource’s expectations with respect to drilling in this area, are the best indicators of Memorial Resource’s ability to meet its obligations under our commercial agreements. Accordingly, we have provided production data with respect to Memorial Resource’s operations in the Terryville Complex that are conducted through WildHorse Resources on pages 3 and 105 of the Registration Statement and Memorial Resource’s expected capital expenditures and drilling plans in the Terryville Complex on pages 3 and 105. We believe this information will be the most meaningful for investors to assess our future business prospects as they relate to Memorial Resource. The Partnership recognizes the credit and other risks that it faces as a result of its initial reliance on WildHorse Resources and notes for the Staff the existing disclosure on pages 21, 22 and 23 of the Registration Statement in “Risk Factors—Because all of our initial revenue and a substantial majority of our revenue over the long term is expected to be derived from Memorial Resource’s natural gas production, any development that materially and adversely affects Memorial Resource’s operations, financial condition or market reputation could have a material and adverse impact on us” and “Risk Factors—We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.” The Partnership believes the existing disclosure provides investors with an adequate basis to determine whether WildHorse Resources will generate sufficient production to enable it to satisfy its obligations under the commercial agreements with us, while adequately addressing the risk the Partnership faces if WildHorse Resources fails to achieve such production.

In addition, while the Partnership does not believe the financial statements of MRD WHR LA or WildHorse Resources are required under Regulation S-X, the Partnership refers the Staff to Rule 3-13 under Regulation S-X, pursuant to which the Commission may, upon the informal written request of a registrant, and where consistent with the protection of investors, permit the omission or substitution of one or more financial statements required by Regulation S-X.

In light of the foregoing, the Partnership respectfully requests that it be permitted to proceed with the offering without including financial statements of MRD WHR LA or WildHorse Resources in the Registration Statement.

Unaudited Pro Forma Balance Sheet, page F-2

27.	We note your disclosure that the pro forma balance sheet does not give effect to the $2 million in fees associated with the omnibus agreement. We also note that the omnibus agreement is not included in the formation transactions disclosed in summary historical and pro forma financial data on page 18. Please explain to us why an adjustment for the costs associated with this new contractual agreement is not reflected in the pro forma balance sheet.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the $2 million in fees associated with the omnibus agreement constitute a general and administrative expense, which becomes due and payable as the services are rendered and not upon completion of the offering. As a result of this payment mechanism, an adjustment is not typically included in a pro forma balance sheet.

* * * *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

PennTex Midstream Partners, LP

By:	PennTex Midstream GP, LLC,
its general partner

By:	/s/ Steven R. Jones
Steven R. Jones
Chief Financial Officer

Cc:	Stephen M. Moore

PennTex Midstream Partners, LP

Ryan J. Maierson

Latham & Watkins LLP

Douglas E. McWilliams

Vinson & Elkins L.L.P.

D. Alan Beck

Vinson & Elkins L.L.P.